EXHIBIT 99.22



                                  PRESS RELEASE


                    SIMON VILLAGE APPOINTED CHAIRMAN OF BANRO


TORONTO, November 3, 2004 - Banro Corporation (TSX-V-"BNR") is pleased to announce that Simon Village has been appointed Chairman of the Board of Directors.

Mr. Village, who has been a director of the Company since February 2004, was most recently a Managing Director of the World Gold Council (WGC), responsible for developing and implementing a strategy to increase the ownership of gold within the investment market. To this end the WGC, together with Gold Bullion Securities, initiated the first-ever gold backed security listing on the "London Stock Exchange," and the "Australian Stock Exchange," a strategy that will continue with the rolling out of these products across all major exchanges.

Prior to joining the WGC, Mr. Village was the Managing Director of HSBC's South African securities business, and the Global Head of HSBC's mining equities business based out of London. He joined HSBC in 1994 having worked for the Anglo-American and De Beers group companies as a mining engineer within their South African operations. Mr. Village holds a Bachelor of Engineering (Honours) Degree from the Camborne School of Mines.

Commenting on the appointment, Peter Cowley, President and CEO of Banro Corporation, said, "We are delighted that Simon has agreed to serve as Chairman of Banro Corporation. His broad gold industry and investment experience will add a new dimension to the Company as we advance our exploration and development plans."

Banro Corporation is a Canadian listed gold exploration company focused on the development of its wholly-owned properties in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For further information: please visit our website, www.banro.com, or contact Peter Cowley, President and CEO, United Kingdom: Tel: (44) 790-454-0856; Arnold
T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221.